

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

Via E-Mail
Mr. Richard L. Carrión
Chairman of the Board and Chief Executive Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

> **Re:** **Popular, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-34084**

Dear Mr. Carrión:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 4

1. Refer to comment 1 from our letter dated February 23, 2011, which we reissue in part. We note that you have not included in this section certain responses from your November 12, 2010 letter, as previously requested. Please revise your future filings to include the following from your November 2010 response letter:

- the first two responses on page 6, in which you describe your policy on making additional loans to a borrower that is more than 90 days past due and lending limits;

- your response on page 7, in which you discuss your subprime portfolio; and

- a complete discussion of your response on page 11 regarding your step loan product.

Significant Transactions During 2010, page 4

2. Please file the loss sharing agreement with the FDIC as an exhibit.

3. Please refile the Master Services Agreement with Evertec to include all exhibits and schedules. Additionally, please tell us why you have not included a discussion of these services and the related payments in your discussions of related party transactions.

Regulation and Supervision, page 16

4. We note your statement that the descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations. Please note all material aspects of the applicable statutes and regulations should be described, as opposed to qualifying the discussions by reference to the full text. Please revise the discussion accordingly. For example, we note your references to your proprietary trading business on pages 54 and 173 of your annual report that you have incorporated by reference to your Form 10-K. Please discuss the limitations on proprietary trading.

Item 1A. Risk Factors, page 23

5. Please include a risk factor discussing your obligations relating to servicing agreements with respect to mortgage-backed securities programs and mortgage loans sold to other investors. Your discussion should discuss your obligation to advance funds to make scheduled payments of interest, taxes and insurance if these payments have not been received from the borrowers as well as the incurrence of costs of attempting to collect on delinquent and defaulted mortgage loans. Alternatively if you believe this is not a material risk and a risk factor discussion is not warranted, please provide us with an analysis supporting your determination.

Financial services legislative and regulatory reforms may have a significant…, page 25

6. This discussion addresses risks arising from your participation in TARP, compliance with Dodd-Frank, new consumer protection laws and Basel III capital requirements. Given the significance of each of these reforms and the potential effects on your business, we

believe each should be discussed as a standalone risk following a heading that identifies the specific risk. Please provide proposed disclosure to be included in future filings that separately discusses of each of these significant risk factors.

<u>We and our subsidiaries and affiliates, as well as EVERTEC, conduct business…, page 32</u>

7. We note disclosure in this risk factor in your Form 10-Q for the quarter ended September 30, 2010 and your Form 10-K for the year ended December 31, 2010 that you and your subsidiaries and affiliates, as well as EVERTEC, "conduct business with financial institutions and/or card payment networks operating in countries whose nationals, including some of our customers' customers, engage in transactions in countries that are the target of U.S. economic sanctions and embargoes, including Cuba." It is not clear whether you are talking about activities that are in addition to the ones you described to us in your March 31, 2011 letter regarding non-sanctioned persons issued cards by issuer banks travelling to Cuba and other sanctioned countries, using their credit or debit cards to purchase goods or services, and these transactions being routed to EVERTEC for processing and approval on behalf of the issuer bank client. Please clarify to us all contacts involving countries identified by the U.S. as state sponsors of terrorism, including any such contacts covered by the reference to your customers' customers engaging in transactions in countries that are the target of U.S. economic sanctions. Please clarify whether subsidiary or affiliate entities other than EVERTEC have contacts with sanctioned countries.

8. We note the information in your letter dated March 31, 2011 regarding Syria and OFAC sanctions. Notwithstanding the legality of your contacts with Syria, please provide the information that we requested regarding contacts with Syria in our prior letter.

9. Please tell us whether and how the information set forth in response to the preceding comments affects the materiality analysis set forth in your March 31, 2011 letter.

10. Please tell us the amount of revenues received from transactions relating to Cuba, Syria, Iran and Sudan for the past three fiscal years and the subsequent interim period.

<u>Our ability to obtain reimbursements under the loss sharing agreements on covered assets depends on our compliance…, page 34</u>

11. Please provide proposed disclosure describing the material terms of the FDIC loss share agreements that you are required to comply with in order to obtain reimbursement for realized losses. To the extent you have had instances where you have failed to comply with the terms that have prevented or delayed reimbursement, please describe these instances.

Exhibit 13.1 – The Corporation's Annual Report to Shareholders for the year ended December 31, 2010

Statement of Operations Analysis, page 26

Provision for Loan Losses, page 30

12.   We note your disclosure on page one that you transferred $1.0 billion of loans to held-for-sale, including $603 million of construction and commercial real estate loans in Puerto Rico and $396 million of U.S. non-conforming residential mortgage loans. Your disclosure states that you recorded an additional provision of $56 million for the construction and commercial real estate loans and $120 million for the residential mortgage loans to provide for the difference between book value and fair value of the portfolios and that you had total existing allowances on these portfolios of $151 million prior to the transfer to held-for-sale. Please tell us the following related to the portfolios transferred to held-for-sale:

- The gross loan amount outstanding and related allowance prior to the additional provision for each class of loans transferred;

- The triggering factors in the valuation of the loans transferred to held-for-sale that resulted in the significant additional provisions on the transfer date by each class of loan. For example, tell us whether there was a decline in the underlying collateral value since the last reporting period for the construction and commercial real estate loans and tell us how the allowance for the residential mortgages was determined immediately prior to the transfer; and

- In light of the significant increase in the provision resulting from the transfer of these loans to held for sale, please tell us whether you revised your allowance methodology for your remaining held-in-portfolio loans, including adjusting the collateral values for any collateral-dependent loans remaining in your portfolio.

Non-Interest Income, page 31

13.   We note your disclosure on page 32 that you reduced the indemnification asset by $95.4 million in 2010. In addition, we note from your accounting policy for the indemnification asset on page 115 that you reduce the indemnification asset as the loan discount is accreted into income for covered loans accounted for under ASC 310-20. Please explain to us why at acquisition you recorded an indemnification asset for the loan discount on the ASC 310-20 loans if you did not expect to be reimbursed for these amounts by the FDIC and your policy on page 114 indicates that the acquisition date fair value of this asset was the amount you expect to receive from the FDIC under the loss

sharing agreement. Also, tell us why you are recording a reduction in the indemnification asset for the accretion of the loan discount and refer to the guidance you relied upon.

Trading, page 53

14.	We note the line item "trading account profit" in Table F disclosed on page 31 as well as your discussion of your trading activities on page 53. It is not clear from the disclosures how much of this revenue was generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities. In addition, clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

Off-Balance Sheet Arrangements

Off-Balance Sheet Lending and Other Activities, page 66

15.	We note your disclosures beginning on page 66 for your exposure to credit losses due to both limited and lifetime credit recourse provisions on loans sold or securitized into guaranteed mortgage-backed securities. In an effort to provide clear and transparent disclosure regarding your obligations under such agreements please revise your disclosures in future filings to address the following:

- In your rollforward of the liability established to cover the estimated credit loss exposure for loans where credit recourse is provided, present separate amounts for increases in the reserve due to changes in estimate versus new loan sales;

- Discuss the time period permitted to respond to the request and ramifications of a non-timely response;

- Discuss the significant drivers causing the $52.5 million increase in the provision for credit recourse liability during 2010;

- We note that you service $4.0 billion in residential mortgage loans generally subject to lifetime credit recourse provisions, but please confirm this is the total population of loans for which you have offered lifetime credit recourse protection;

- Provide delinquency statistics for the loan population for which you have provided lifetime credit recourse;

- Discuss the levels of unresolved claims existing at the balance sheet date by claimant; and

- Include a qualitative discussion of any trends, such as loan vintages or loan type causing the repurchase requests.

16.   We note your disclosures beginning on page 67 for your exposure to expected losses associated with E-LOAN's customary representations and warranty arrangements. In an effort to provide clear and transparent disclosure regarding your obligations under such arrangements, please revise your disclosures in future filings to address the following:

- Discuss the levels of unresolved claims existing at the balance sheet date by claimant; and

- Discuss the total amount of loans that E-LOAN originated that are still potentially subject to representation and warranty violation requests.

Note 3 – Business Combination, page 124

FDIC loss share indemnification asset, page 127

17.   We note your disclosure on page 127 that you calculated the discount rate on the indemnification asset as the yield of an A-rated corporate security plus a risk premium. Please tell us the following for this discount rate:

- Why you used the yield of an A-rated corporate security instead of using the yield of a higher rated security like U.S. Treasury securities or AAA-rated corporate security given the low credit risk associated with a receivable from the FDIC;

- The total risk premium rate applied to the yield of the A-rated corporate security to calculate the discount rate;

- The percentage of the risk premium that was due to the potential rejection of claims by the FDIC and why you felt that a risk premium was necessary when you have control over the claims submitted to the FDIC; and

- How you calculated the true-up payment, including specifically discussing whether it is included as part of the risk premium included in the discount rate or whether it was considered in the projected cash flows, and how much of the risk premium relates to the true-up payment.

Note 4 – Sale of Processing and Technology Business, page 128

18.   We note your disclosure on page 128 that you recognized a pre-tax gain, net of transaction costs, of approximately $616.2 million for the sale of your 51% interest in Evertec. In addition, we note that the sale included the following: (a) a $35 million unsecured senior note receivable; (b) a $60 million participation interest in a syndicated loan; (c) a revolving facility granted to Evertec; (d) guarantees on Evertec's $21 million in performance bonds and a $2.9 million letter of credit; and (e) a contingent liability for you to perform under the ATH support agreement and the Independent Sales Organization Sponsorship and Service Agreement.   Please tell us how you considered the guidance in SAB Topic 5:E in the calculation of your gain on the sale and the amount of consideration allocated to the above elements included in the arrangement, as applicable.

19.   We note your disclosure that $94.0 million of the pre-tax gain recognized was due to the marking of your retained interest in Evertec to fair value. In addition, we note that you took into consideration the enterprise value of Evertec reduced by the debt incurred for your valuation of the retained interest. Please tell us and revise to disclose in future filings a more robust discussion of the valuation of the retained interest and include the following in your discussion:

- The valuation technique(s) relied upon;

- The significant inputs included in the valuation;

- Whether the significant inputs were observable; and

- The level that the valuation is within the fair value hierarchy.

Note 10 – Loans and allowance for loan losses, page 137

20.   We note the commercial loan portfolio segments identified are different in your loans held-in-portfolio "HIP" table disclosed on page 137 and allowance for loan losses rollforward on page 143. Please revise your ASU 2010-20 disclosures in future filings to present consistent loan portfolio segments and classes. In your response please tell us which of the commercial loan segments you will present going forward.

21.   We note from your credit quality indicator disclosures on page 141 that your obligor risk ratings scale range from one to 14. In addition, we note that obligor risk ratings 10 to 14 conform to regulatory ratings of Special Mention, Substandard, Doubtful, and Loss. Please tell us and revise your credit quality disclosures in future filings to address the following:

- The specific obligor risk rating that coincides with each regulatory rating defined. In this regard, we note that you have five internal risk weightings that relate to four regulatory ratings;

- How the classification "watch list or worse" correlates with the disclosed regulatory ratings and your obligor risk ratings;

- The obligor risk ratings that are included in the classification "pass credit"; and

- Given that your obligor risk weighting scale is from one to 14, revise future filings to disaggregate the column "adversely classified" to conform to the risk ratings assigned to the loans. For example, at a minimum, disaggregate to present risk grades one to eight (along with the weighted average for this category), nine, 10, 11, 12, 13 and 14 for each loan class.

Note 11 – Transfer of financial assets and servicing assets, page 147

22.   We note from your disclosures on page 148 that you had changes in your valuation model inputs and assumptions for MSRs. Please tell us more specifically how the recent credit environment, which includes increased delinquencies, foreclosures and workouts, impacted your MSR valuation model. Specifically identify which assumptions were impacted and quantify the magnitude of the impact on the assumptions over the past 2 years.

23.   Please tell us how the "changes due to payments on loans" line item is calculated. You disclose in a note to the table that this line item represents changes due to collection/realization of expected cash flows over time. Please tell us and disclose in future filings the significant assumptions/estimates that go into the calculation of this component of the change in fair value of your mortgage servicing rights. Additionally, disclose how this line item interacts with the contractually specified servicing fees.

24.   We note your disclosure on page 149 that you have the right to repurchase loans from GNMA securitizations serviced by you when certain delinquency criteria are met. Please tell us and revise to disclose how the repurchased loans impact your MSR valuation and the dollar impact during 2010 and the first quarter of 2011.

Note 16 – Related Party Transactions, page 157

25.   We note your disclosure on page 157 that in 2009 you sold real estate assets and
        construction permits to a related party LLC for $13.5 million in which you funded the
        acquisition. In addition, we note that the loan facility issued to the related party was also
        for the completion of the residential construction projects and as of December 31, 2010
        you have recognized an $8.6 million loss on the $15.7 million loan. Please tell us the
        following:

        •   The terms of the 2009 sale transaction including the assets sold and carrying value as
            of the sales date, whether there was any cash consideration paid, and the interest rate
            on the loan;

        •   The total outstanding loan balance(s) and related allowance at December 31, 2010
            and March 31, 2011 to the LLC for this transaction and any other financing provided.
            Please breakout this information by loan with a brief description of each loan (i.e.
            commercial loan for working capital purposes, loan for acquisition of assets, etc.);

        •   Tell us whether there were any other outstanding loans with related parties of the
            LLC. If so, provide a brief description of the related party and the outstanding loan
            balance and related allowance for each at December 31, 2010 and March 31, 2011;
            and

        •   The amount of the loans in the above two bullet points classified as impaired and/or
            nonaccrual as of December 31, 2010 and March 31, 2011 as well as a description of
            the valuation method for these loans.

Note 31 – Income Taxes, page 184

26.   We note your disclosure on page 186 that the Puerto Rico Banking operation was in a
        cumulative loss position for the three-year period ended December 31, 2010. You
        disclose that the main driver for the loss was the performance of the construction loan
        portfolio including the charges related to the proposed sale of the portfolio. In addition,
        we note your disclosure that the event causing the cumulative three-year loss is not a
        continuing condition of operations in your opinion. However, we also note your
        disclosure in your first quarter Form 10-Q that weak economic conditions in Puerto Rico
        have continued to adversely affect your commercial and residential mortgage loans
        delinquency rates and that the unemployment rate is 16.9%. Please tell us and revise
        disclosures in future filings to address in detail how you determined that a valuation
        allowance was not necessary for your deferred tax assets for the Puerto Rico operations.
        In your response, specifically address your statement that the cause of the losses, the

credit decline of your loan portfolio, is not a continuing condition of operations even though your provision for loan losses, non-performing loans, and non-performing assets for the Puerto Rico segment have increased since 2008 and did not significantly decline from 2009 to 2010. As part of your response, include all the positive and negative evidence used to support your decision. Refer to the guidance beginning in ASC 740-10-30-16 through ASC 740-10-30-25.

Definitive Proxy Statement on Schedule 14A

Nomination of Directors, page 18

27. In future filings, please disclose the substance of your response to the fourth bullet point of comment 23 of our letter dated September 24, 2010, in which you indicated that the Corporate Governance and Nominating Committee Charter "does not include specific qualities or skills that a person must possess to be nominated as a director" and that the Board "has determined that, in general…it is more important to look for candidates with broad management experience than for persons with specific skill sets."

Other Relationships, Transactions and Events, page 23

28. In future filings please identify your officers and directors and their family members employed by you and or your subsidiaries. Please see Instruction 1 to Item 404(a) of Regulation S-K.

29. Please provide proposed disclosure to be included in future filings describing the loan to TP Two, Inc. in greater detail. The discussion should include all material terms including:

- original loan amount;

- the amount outstanding as of the latest practicable date;

- the amount of interest paid during the applicable disclosure period;

- the loan interest rate;

- whether the real estate assets were posted as collateral; and

- whether Messrs. Vizcarrondo are personally liable for loan.

Proposal 2: Advisory Vote Related to Executive Compensation, page 24

30. Please tell us whether the Compensation Committee considered the results of the 2010 shareholder advisory vote in determining executive compensation for the 2010 fiscal year. If applicable, discuss how the Committee's consideration of the vote affected compensation decisions and policies. See Regulation S-K Item 402(b)(1)(vii). Please also apply this comment to your future filings, as appropriate.

Base Salary, page 33

31. We note your disclosure that the Compensation Committee approved base salary increases in March 2010 that "restored base pay to the levels prevalent in 2005 for the CEO and in 2007 for all other NEOs." It appears that some of the salaries appear significantly higher than in 2005 and 2007. For example, see Mr. Jordán's 2007 and 2010 salaries. If factors other than restoring base salary to 2005 and 2007 levels contributed to the increases, please provide proposed disclosure describing the additional factors and confirm that you will include the disclosure in future filings. Alternatively, explain the discrepancies.

Performance-based Incentive Compensation, page 35

32. We note your disclosure that the Compensation Committee grants restricted stock awards based upon its consideration of "several financial goals…as well as strategic and personal objectives."

- We note your disclosure on page 35 stating that the critical objectives included managing your liquidity and capitalization, strategically repositioning your U.S. operations and managing effectiveness and cost control. To the extent that there were specific targets or thresholds with respect to these goals, please provide proposed disclosure of the thresholds and level of achievement. Additionally, please provide proposed disclosure explaining how named executive officers' achievement of "critical 2009 initiatives to manage [your] liquidity and capitalization, strategically reposition [your] United States operations, and improve management effectiveness and cost control" determined the sizes of the restricted stock awards in February 2010. Refer to Regulation S-K Item 402(b)(v).

- For each of executive officer, please identify the personal objectives used to determine restricted stock awards and describe the level of achievement. See Regulation S-K Item 402(b)(vii).

- Please clarify whether the Committee has discretion to award compensation in the event that performance goals were not achieved or to reduced or increase the size of a reward. See Regulation S-K Item 402(b)(vi). If so, please tell us how such discretion ultimately impacted performance-based equity awards in 2010 and revise future filings accordingly.

Summary Compensation Table, page 38

33. We refer to footnote (d) to the summary compensation table, in which you state that Mr. Alvarez received a short-term cash incentive "determined as a percentage of base pay in accordance with the achievement of his performance goals." While we note your disclosure on page 36 regarding Mr. Alvarez's contributions, it is unclear whether specific performance goals – corporate or individual – must have been achieved by the company or Mr. Alvarez in order for him to receive the cash bonus. Please advise.

Form 10-Q for the Quarter Ended March 31, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

Credit Risk Management and Loan Quality, page 106

Table K – Non-Performing Assets, page 108

34. Given the volume of non-performing assets and activity within the balance during the period, please provide a rollforward of non-performing assets in future filings.

Commercial Loans, page 110

35. We note your disclosure that non-performing loans primarily includes past-due loans that are no longer accruing interest and renegotiated loans, and that as of March 31, 2011, your non-performing commercial and construction loans totaled $752.3 million and $224.2 million, respectively, per your table on page 108. We also note your disclosure on page 117 that your impaired commercial and construction loans totaled $460.0 million and $217.9 million, respectively, as of March 31, 2011. Finally, we note your disclosure on page 108 that there were $93 million of performing loans, excluding covered loans, which in management's opinion are currently subject to potential future classification as non-performing and are considered impaired. In light of your definition of impaired loans disclosed in your 2010 Form 10-K, which is also based on past due status as well as situations where you believe a debtor would be unable to pay all amounts due according to contractual terms of the loan, please explain the significant difference between the impaired loan balance and the non-performing loan balance. As part of your response, provide a reconciliation between the two balances, and for any other loan class where there is a significant difference between the two amounts. Additionally, tell us the amount of non-performing commercial and construction loans which are collateral

dependent and tell us the total amount of charge-offs that have been taken on these non-performing loan classes as compared to their remaining unpaid principal balances.

Consumer loans, page 115

36.   We note your disclosure that the decrease in non-performing consumer loans was attributable in part to home equity lines of credit and closed-end second mortgages as these loan portfolios showed signs of improved performance due to significant charge-offs in previous quarters combined with aggressive collection and modification efforts. Your disclosure also indicates that E-LOAN's portfolio of home equity lines of credit and closed-end second mortgages outstanding as of March 31, 2011 totaled $416 million with a related allowance of $35 million. Please respond to the following:

- Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, tell us the results of that data and consider providing disclosure of this information in future filings.

- Tell us and disclose the percentage of the home equity lines of credit and closed-end second mortgages where you also hold the first lien.

- Tell us whether the default and delinquency statistics for the second mortgages where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

- Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity lines of credit.

- Describe the terms of the home equity lines of credit in more detail. For example, tell us how long the draw periods are for the loans and provide more quantitative data on when the loans convert to amortizing.

- Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

Allowance for Loan Losses, page 116

Table – Activity in Specific ALLL for the quarter ended March 31, 2011, page 119

37.   We note your disclosure on page 119 that you rely on a study of OREO, short sales, and loan sale activity for the past two years to determine the discounts you apply to aged

appraisals. In addition, we note that you include the cost to sell in the discount rates applied. Please tell us and revise your future disclosures to address the following:

- The percentage of the discount rate applied that represents the costs to sell by loan type, if applicable;

- Tell us whether you update the sales information in your study and if you determine the discount rate on a rolling two year period;

- Given the wide range of discounts applied (0 to 30% and 10% – 40%), disclose the weighted average discount or the discount most typically applied; and

- Tell us whether the discount rates are calculated based on all historical information for all loan and property types or on a disaggregated basis (e.g., by property type, location, etc).

Percentage of the Corporation's Impaired Construction Loans that we relied upon "as developed" and "as is"....., page 120

38.   We note your disclosure on page 120 that 40% of your impaired construction loans were valued based on an "as developed" method. In addition, we note that you consider the costs to complete the project and the related increase in debt as part of your individual reserve determination. Please tell us and revise your disclosures to discuss in greater detail how the cost to complete the project and the related debt are considered in your impairment analysis. For example, tell us whether these items represent deductions to the "as developed" value that is then compared to the outstanding loan balance. In addition, explain to us your estimation process for the cost to complete.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lindsay McCord at 202-551-3417 or Stephanie Hunsaker at 202-551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at 202-551-3463 or me at 202-551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director